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AH 3|16|2004   SE(;SION

04003016

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.

FEB 2 7 2004

828

SEC FILE NUMBER

8- 44963

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 AND ENDING DECEMBER 31, 2003

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gardnyr Michael Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Boulevard Park East
(No. and Street)

Mobile	Alabama	36609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pfilip G. Hunt, Jr., President   251-342-6384
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graham, Cottrill, Jackson, Batts & Hostetter, LLP
                    (Name - if individual state last, first, middle name)

110 East Hillcrest Street	Orlando	Florida	32801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL

FEB 2 200u

WASH. D.C.

PROCESSING
SECTION

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
  must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

PROCESSED

MAR 19 2004

THOMSON
FINANCIAL

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information
                            contained in this form are not required to respond unless the form displays
                            a currently valid OMB control number.

3.18. AH 2004

OATH OR AFFIRMATION

I, Pfilip G. Hunt, Jr., swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Gardnyr Michael Capital, Inc. as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

Signature

President
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Operations.
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital for broker dealers pursuant to Rule 15c3-1.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on internal accounting control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GRAHAM, COTTRILL, JACKSON, BATTS & HOSTETTER, LLP

CERTIFIED PUBLIC ACCOUNTANTS
110 EAST HILLCREST STREET
ORLANDO, FLORIDA 32801

---

(407) 843-1681
(800) 342-2720
FACSIMILE (407) 423-3156
www.gccpa.com

The Board of Directors
Gardnyr Michael Capital, Inc.
Mobile, Alabama

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Gardnyr Michael Capital, Inc. ("the Company") as of December 31, 2003, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gardnyr Michael Capital, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We have also issued a report dated February 18, 2004, on our consideration of the Company's internal control.

GRAHAM, COTTRILL, JACKSON, BATTS & HOSTETTER, LLP

February 18, 2004

GARDNYR MICHAEL CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

ASSETS:

Cash and cash equivalents	$ 1,225,976
Receivable from clearing organization	16,256
Due from stockholder	2,500
Property and equipment, net of accumulated depreciation	53,032
Other assets	2,067
Total assets	$ 1,299,831

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$ 338,969
Due to related party	28,450
Note payable	40,726
Total liabilities	408,145

STOCKHOLDERS' EQUITY:

Common stock, $1 par value; 50,000 shares authorized;	
2,000 shares issued and outstanding	2,000
Paid-in capital	73,527
Retained earnings	816,159
Total stockholders' equity	891,686
Total liabilities and stockholders' equity	$ 1,299,831

The Accompanying Notes Are An Integral
Part of These Financial Statements

1

GARDNYR MICHAEL CAPITAL, INC.
STATEMENT OF OPERATIONS
For The Year Ended December 31, 2003

REVENUES:	
Trading income	$ 142,218
Underwriting income	1,669,809
Commission income	373,831
Investment advisory fees	3,278,295
Total revenues	5,464,153
EXPENSES:	
Clearing charges	28,973
Commissions	1,686,223
Employee compensation and benefits	1,553,162
Interest expense	331
Professional fees	487,287
Regulatory fees and assessments	6,214
Loss on disposition of assets	1,728
Other	698,459
Total expenses	4,462,377
INCOME FROM OPERATIONS	1,001,776
INTEREST INCOME	3,714
NET INCOME	$ 1,005,490

GARDNYR MICHAEL CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For The Year Ended December 31, 2003

	Common Stock	Paid-In Capital	Retained Earnings	Total Stockholders' Equity
BALANCE , January 1, 2003	$ 2,000	$ 73,527	$ 425,669	$ 501,196
Contributions	—	—	—	—
Distributions	—	—	(615,000)	(615,000)
Net income	—	—	1,005,490	1,005,490
BALANCE, December 31, 2003	$ 2,000	$ 73,527	$ 816,159	$ 891,686

The Accompanying Notes Are An Integral
Part of These Financial Statements

3

GARDNYR MICHAEL CAPITAL, INC.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received from customers	$ 5,872,158
Cash paid for operating expenses	(4,333,095)
Interest received	3,714
Interest paid	(331)
Net cash flows from operating activities	1,542,446
CASH FLOWS FROM INVESTING ACTIVITIES:	
Advances to stockholder	(2,500)
Proceeds from sale of property and equipment	17,500
Purchases of property and equipment	(8,835)
Net cash flows from investing activities	6,165
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayments on note payable	(25,176)
Distributions	(615,000)
Net cash flows from financing activities	(640,176)
NET CHANGE IN CASH AND CASH EQUIVALENTS	908,435
CASH AND CASH EQUIVALENTS - Beginning of year	317,541
CASH AND CASH EQUIVALENTS - End of year	$ 1,225,976
RECONCILIATION OF NET INCOME TO NET CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,005,490
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation expense	19,587
Loss on disposition of property and equipment	1,728
Change in receivable from clearing organization	409,733
Change in accounts payable and accrued expenses	105,908
Total adjustments	536,956
NET CASH FLOWS FROM OPERATING ACTIVITIES	$ 1,542,446

NONCASH INVESTING AND FINANCING ACTIVITIES:

During the year ended December 31, 2003, the Company acquired a vehicle in exchange for a note payable in the amount of $42,335 and a cash down payment of $5,000.

GARDNYR MICHAEL CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE A - NATURE OF OPERATIONS

Gardnyr Michael Capital, Inc. ("the Company") is an underwriter, financial advisor and broker/dealer in municipal securities, U.S. agency securities, mutual funds, and equity securities. The Company utilizes a clearing bank for the clearance and settlement of transactions. The Company is licensed in Alabama, Florida, Georgia, New York and North Carolina.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
Securities transactions (and related commission revenue and expenses, if applicable) are recorded on a trade date basis. Underwriting fees are recorded at the time the underwriting is complete and the income is reasonably determinable. Finance advisory fees are recorded as the services are performed.

Cash and cash equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Allowance for doubtful accounts
Receivables from clearing organizations and other receivables, if any, are stated net of an allowance for doubtful accounts, if any. The Company estimates the allowance for doubtful accounts based on an analysis of specific accounts, taking into consideration the age of past due accounts and an assessment of the debtor's ability to pay. Accounts are considered past due when payments of amounts are not made in accordance with terms of the contract. Accounts are written off upon management's determination that such amounts are uncollectible.

Depreciation
Property and equipment is stated at cost. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the respective assets.

Income taxes
Pursuant to Section 1362(a) of the Internal Revenue Code, the Company has elected to be taxed as an S-Corporation, whereby items of income or losses are passed through the corporation to the individual stockholders. Accordingly, no provision for income taxes has been presented in the accompanying financial statements.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Significant estimates used in preparing these financial statements include estimated useful lives of property and equipment. Actual results could differ from the estimates.

NOTE C - CONCENTRATION OF CREDIT RISK

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

GARDNYR MICHAEL CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

Category	
Office equipment	$ 57,411
Vehicle	47,335
Total property and equipment	104,746
Less: Accumulated depreciation	(51,714)
Net property and equipment	$ 53,032

Depreciation expense amounted to $19,587 for the year ended December 31, 2003.

NOTE E - NOTE PAYABLE

Note payable consisted of a note payable to a bank, due in monthly installments of $970, including interest at 4.74%. The note is collateralized by a vehicle and is due October 2007. The outstanding balance of the note was $40,726 at December 31, 2003.

Future maturities of the note payable are as follows:

Year Ending December 31,	
2004	$ 9,923
2005	10,404
2006	10,908
2007	9,491
Total	$ 40,726

NOTE F - OPERATING LEASES

The Company is obligated under noncancellable operating leases for certain office space that expire through December 2004. The future minimum lease payments due under these leases for the year ending December 31, 2004 are $35,355. Rent expense for these leases amounted to $51,873 for the year ended December 31, 2003.

NOTE G – PROFIT-SHARING PLAN

The Company established a 401(k) profit-sharing plan ("the Plan") in 1995 covering substantially all employees of the Company. The Plan permits eligible employees to contribute up to 15% of their annual compensation on a pre-tax basis, subject to limits specified in the Internal Revenue Code. The Company may make, at the discretion of the stockholders, matching contributions within various limits specified by the Internal Revenue Code. During the year ended December 31, 2003 the Company made no contributions to the Plan.

NOTE H - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in the above rule, not exceed 15 to 1.

At December 31, 2003, the Company had net capital of $834,087 which was $734,087 in excess of its required net capital of $100,000. The Company's net capital ratio is 0.49 to 1 at December 31, 2003.

In addition, rule 15c3-1(d) also provides that the ratio of the subordinated liabilities to net capital not exceed 1.43 to 1. There is no computation required under this rule as the Company had no subordinated liabilities at December 31, 2003.

NOTE I - CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company was not obligated under liabilities subordinated to claims of general creditors at December 31, 2003.

NOTE J - RELATED PARTY TRANSACTIONS

The Company has incurred certain expenses that were paid for by a related party, Gardnyr Michael Capital Leasing, Inc. ("Leasing"). Leasing is owned by the same stockholders as those of the Company. The amount due to Leasing at December 31, 2003, amounted to $28,450 and has no stated repayment terms.

The Company leases certain office space under a noncancellable operating lease from Hawk, LLC of which one of the stockholders is a member. During the year ended December 31, 2003, the Company paid $11,400 in lease payments to Hawk, LLC.

GARDNYR MICHAEL CAPITAL, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2003

NET CAPITAL:

Total stockholders' equity	$	891,686
Less: Stockholders' equity not allowable for net capital		—
Total stockholders' equity qualified for net capital		891,686
Add: Allowable liabilities subordinated to claims of general creditors in computation of net capital		—
Total capital and allowable subordinated liabilities		891,686
Less: Total non-allowable assets		(57,599)
Net capital before haircuts on securities positions		834,087
Haircuts on securities positions (computed, where applicable, pursuant to rule 15c3-1)		—
Net capital	$	834,087

AGGREGATE INDEBTEDNESS	$	408,145

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required	$	100,000
Excess net capital at 1,500%	$	734,087
Excess net capital at 1,000%	$	793,273
Ratio: Aggregate indebtedness to net capital		0.49 to 1

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4):

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	1,159,337
Increase in non-allowable assets		44,206
Net audit adjustments		(369,456)
Net capital per above	$	834,087

GARDNYR MICHAEL CAPITAL, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2003

The Company is exempt from the reserve requirements under rule 15c3-3 as of December 31, 2003, since the Company is in compliance with the exemptive provisions of rule 15c3-3(k)(2)(i), including depositing any customer funds directly into a special bank account for the exclusive benefit of customers.

GARDNYR MICHAEL CAPITAL, INC.
SCHEDULE III - POSSESSION OR CONTROL REQUIREMENTS PURSUANT
TO RULE 15c3-3
December 31, 2003

The Company is in compliance with the conditions of exemption of the possession and control requirements set forth in rule 15c3-3 at December 31, 2003. The Company did not hold any position with respect to fully-paid or excess margin securities as specified by the above referenced rule.

GRAHAM, COTTRILL, JACKSON, BATTS & HOSTETTER, LLP
CERTIFIED PUBLIC ACCOUNTANTS
110 EAST HILLCREST STREET
ORLANDO, FLORIDA 32801

---

(407) 843-1681
(800) 342-2720
FACSIMILE (407) 423-3156
www.gccpa.com

The Board of Directors
Gardnyr Michael Capital, Inc.
Mobile, Alabama

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Gardnyr Michael Capital, Inc. ("the Company") for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("the SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5 (Continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the Company's management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be distributed to any other parties or used for any other purposes.

GRAHAM, COTTRILL, JACKSON, BATTS & HOSTETTER, LLP

February 18, 2004